May 28, 2010

VIA EDGAR CORRESPONDENCE AND BY HAND

H. Christopher Owings

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Higher One Holdings, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 28, 2010

(File No. 333-165673)

Dear Mr. Owings:

On behalf of our client, Higher One Holdings, Inc. (the “Company”), we are submitting this letter and the documents enclosed herewith to provide certain information supplementally to assist the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its review of the Company’s registration statement on Form S-1 filed with the SEC on March 24, 2010 (No. 333-165673) (the “Registration Statement”), as amended by Amendment No. 1 filed with the SEC on May 5, 2010, Amendment No. 2 filed with the SEC on May 25, 2010 and Amendment No. 3 (“Amendment No. 3”) filed with the SEC on May 28, 2010. Attached hereto as Exhibit A are drafts of certain pages of the Registration Statement, which are marked to show changes made to Amendment No. 3 and which include information dependent upon pricing details (the “Supplemental Submission”). In light of the volatile nature of the capital markets in the current environment, the price range reflected in Exhibit A may change before the preliminary prospectus is distributed.

*        *        *         *        *

Please direct any comments or questions regarding this submission to the undersigned at (212) 225-2632.

Very truly yours,

/s/ David Lopez

David Lopez

Enclosure

cc:	Andrew Blume

Robert W. Errett

John Fieldsend

Securities and Exchange Commission

Thomas Kavanaugh

Higher One Holdings, Inc.

Jay Clayton

Sullivan & Cromwell LLP

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated May     , 2010.

14,250,000 Shares

Higher One Holdings, Inc.

Common Stock

This is an initial public offering of shares of common stock of Higher One Holdings, Inc.

Higher One Holdings, Inc. is offering 3,103,822 of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 11,146,178 shares. Higher One Holdings, Inc. will not receive any of the proceeds from the sale of the shares being sold by the selling stockholders.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $15.00 and $17.00. Higher One Holdings, Inc. intends to list the common stock on the New York Stock Exchange under the symbol “ONE”.

See “Risk Factors” beginning on page 11 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Higher One Holdings, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

To the extent that the underwriters sell more than 14,250,000 shares of common stock, the underwriters have the option to purchase up to an additional 2,137,500 shares from us and the selling stockholders at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2010.

Goldman, Sachs & Co.

UBS Investment Bank

Piper Jaffray	Raymond James	William Blair & Company

JMP Securities

Prospectus dated                     , 2010.

The Offering

Common stock offered by us	3,103,822 shares

Common stock offered by the selling stockholders	11,146,178 shares

Common stock to be outstanding after this offering	55,317,703 shares

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $44.2 million (or approximately $51.1 million if the underwriters exercise their option to purchase additional shares in full), assuming an initial offering price of $16.00 per share, the mid-point of the range of prices set forth on the cover of this prospectus.

We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our senior secured revolving credit facility and $8.25 million to satisfy our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009. We do not have a current specific plan for the remaining net proceeds, which we intend to use for general corporate purposes. See “Use of Proceeds.”

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	“ONE”

Risk Factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should carefully consider before investing in our common stock.

The number of shares of common stock that will be outstanding after this offering in the table above includes 43,344 shares of restricted stock issued but not yet vested under our 2000 Stock Option Plan and 542,991 shares expected to be issued upon exercise of stock options concurrent with this offering, and excludes 7,696,296 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.30 per share, of which 4,735,125 were vested as of May 1, 2010.

Except as otherwise noted, all information in this prospectus:

•	assumes that the underwriters do not exercise their option to purchase up to 2,137,500 additional shares of common stock from us and the selling stockholders;

Consolidated Balance Sheet Data

	As of December 31,			As of March 31,
	2007	2008	2009	2010 Actual	2010 As Adjusted (1)
	(in thousands)			(unaudited)

Cash and cash equivalents	$9,755	$1,488	$3,339	$10,621	36,056
Total assets	18,423	13,665	58,695	66,683	92,118
Total debt and capital lease obligations, including current maturities	1,172	18,934	27,647	18,489	4
Total liabilities	22,675	25,402	51,589	48,324	29,839
Total stockholders’ equity	(4,252)	(11,737)	7,106	18,359	62,279

(1)	Gives effect to (a) the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share, the mid-point of the range of prices set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (b) the use of $10.5 million of the net proceeds of this offering for the repayment of amounts outstanding under our Credit Facility and (c) the use of $8.25 million of the net proceeds of this offering for certain post-closing costs related to our acquisition of CASHNet. See “Use of Proceeds.”

Consolidated Other Data

	Year Ended December 31,			Three Months Ended March 31,
	2007	2008	2009	2009	2010
	(in thousands)			(unaudited)
Adjusted EBITDA(1)	$5,473	$13,140	$30,516	$8,106	$17,935
Adjusted net income(2)	2,434	7,725	18,091	4,831	10,565

Number of students enrolled at OneDisburse client higher education institutions at end of period	1,011	1,605	2,331	1,830	2,663

Number of students enrolled at payment transaction client higher education institutions at end of period	3	29	1,949	29	2,202

Number of OneAccounts at end of period	359	554	1,004	656	1,207

(1)	We define adjusted EBITDA as net income before interest, taxes and depreciation and amortization, or EBITDA, adjusted to eliminate warrant fair value adjustment related to remeasuring the preferred stock warrant liabilities to fair market value each period, stock-based customer acquisition expense related to our grant of common stock in connection with our acquisition of EduCard in 2008, stock-based compensation expense and a nonrecurring milestone bonus paid to non-executive employees in 2009 upon our reaching a particular long-term operational target. EBITDA and adjusted EBITDA should not be considered as an alternative to net income, operating income or any other measure of financial performance calculated and presented in accordance with United States generally accepted accounting principles. Our EBITDA and adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate EBITDA and adjusted EBITDA in the same manner as we do. We prepare and present adjusted EBITDA to eliminate the effect of items that we do not consider indicative of our core operating performance. You are encouraged to evaluate our adjustments and the reasons we consider them appropriate.

A substantial number of shares of our common stock will be eligible for sale in the near future, which could cause our common stock price to decline significantly.

The market price of our common stock could decline as a result of sales of a large number of shares in the market after the offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us or you to sell our equity or equity-related securities in the future. If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the 180-day contractual lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline below the initial public offering price. Based on shares outstanding as of May 1, 2010, upon completion of this offering, we will have outstanding 55,317,703 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. Goldman, Sachs & Co. may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus or earlier waiver by Goldman, Sachs & Co., up to an additional              shares will be eligible for sale in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

If you invest in this offering, you will experience immediate and substantial dilution.

We expect that the initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, assuming an initial public offering price of $16.00 per share, which is the mid-point of the price range on the front cover of this prospectus, investors purchasing common stock in this offering will incur immediate and substantial dilution of $15.52 per share in the net tangible book value of the common stock. This means that the investors who purchase shares:

•	will pay a price per share that substantially exceeds the per share value of our tangible assets after subtracting our liabilities; and

•	will have contributed approximately 38.1% of the total amount of our equity funding since inception but will only own 5.6% of the shares outstanding.

In addition, options and warrants issued in the past have per-share exercise prices substantially below the initial public offering price per share. As of May 1, 2010, there were 7,696,296 shares of common stock issuable upon exercise of outstanding options, other than those that will be exercised concurrent with this offering. To the extent these outstanding options or warrants are ultimately exercised, there will be further dilution to investors in this offering. See “Dilution.”

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of 3,103,822 shares of common stock in this offering, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, will be approximately $44.2 million (or approximately $51.1 million if the underwriters exercise their option to purchase additional shares in full) (assuming an initial public offering price of $16.00 per share, the mid-point of the range of prices shown on the cover page of this prospectus). We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our Credit Facility dated as of August 26, 2008, and amended as of July 15, 2009 and November 19, 2009. Loans drawn under our senior secured revolving credit facility are payable in a single maturity on December 31, 2010 and bear interest at the Eurodollar rate plus an applicable margin that ranges between 1.75% and 3.75% per annum depending on Higher One, Inc.’s funded debt to EBITDA ratio.

We also intend to use $8.25 million of the net proceeds we receive from this offering for certain post-closing costs related to our acquisition of CASHNet. We do not have a current specific plan for the remaining net proceeds, which we intend to use for general corporate purposes. In addition to the uses set out above, the principal reason for our sale of shares of common stock in this offering is to raise funds so that we have resources available to pursue our strategic objectives, such as developing new products, enhancing and upgrading existing products and selectively considering strategic acquisitions and investments, which may be time sensitive, as and when opportunities present themselves. See “Business—Our Strategy.”

A $1.00 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $2.9 million. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DILUTION

If you invest in our common stock, your interest will be diluted by the amount by which the initial offering price per share paid by the purchasers of common stock in this offering exceeds the net tangible book value per share of our common stock following this offering. As of March 31, 2010, our net tangible book value was approximately $(17.5) million, or $(1.37) per share of common stock. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of shares of our common stock outstanding.

Our net tangible book value as of March 31, 2010 would have been approximately $26.4 million, or $0.48 per share of common stock, after giving effect to the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices on the cover page of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

This represents an immediate increase in the net tangible book value of $1.85 per share to existing stockholders and an immediate dilution in the net tangible book value of $15.52 per share to the investors who purchase our common stock in this offering. Sales of shares by our selling stockholders in this offering do not affect our net tangible book value.

The following table illustrates this per share dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of March 31, 2010	$(1.37)
Increase in net tangible book value per share attributable to this offering	1.85

Net tangible book value per share after this offering		0.48

Dilution per share to new investors		$15.52

A $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $2.9 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of May 1, 2010, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices on the cover page of this prospectus), before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	52,213,881	94.4%	80,550,463	61.9%	$1.54
New investors	3,103,822	5.6%	49,661,152	38.1%	$16.00

Total	55,317,703	100.0%	130,211,615	100.0%

The share information in the table above includes 43,344 shares of restricted stock issued but not yet vested under our 2000 Stock Option Plan and 542,991 shares expected to be issued upon exercise of stock options concurrent with this offering and excludes 7,696,296 shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of $3.30 per share, of which 4,735,125 shares were vested as of May 1, 2010.

DIVIDEND POLICY

We currently anticipate that we will retain any future earnings for use in our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operation, capital requirements, contractual restrictions, business prospects and other factors that our board of directors considers relevant. Furthermore, because we are a holding company, any dividend payments would depend on cash flow from our subsidiaries. Our credit agreement, however, generally prohibits us from paying dividends. Accordingly, we may not be able to pay dividends even if our board of directors would otherwise deem them appropriate.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2010:

•	on an actual basis; and

•	on an as adjusted basis to reflect:

•

the sale by us of 3,103,822 shares of common stock in this offering at an assumed initial public offering price of $16.00 per share (the mid-point of the range of prices set forth on the cover of this prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us;

•	the exercise of stock options for 542,991 shares of common stock concurrent with this offering;

•	the use of $10.5 million of the net proceeds of this offering for the repayment of amounts outstanding under our Credit Facility;

•	the use of $8.25 million of the net proceeds of this offering for certain post-closing costs related to our acquisition of CASHNet; and

•	the conversion of all outstanding shares of our convertible preferred stock that were outstanding prior to this offering into an aggregate of 12,975,169 shares of our common stock.

You should read this table in conjunction with the sections of this prospectus captioned “Use of Proceeds,” “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2010
In thousands, except share and per share amounts	Actual	As Adjusted
Cash and cash equivalents	$10,621	$36,056

Total debt and capital lease obligations, including current maturities	$18,489	$4
Convertible preferred stock:
Series A Convertible Preferred Stock, $0.001 par value; 1,012,314 shares authorized, 417,049 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	313	—

Series B Convertible Preferred Stock, $0.001 par value; 1,622,078 shares authorized, 1,086,784 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	882	—

Series C Convertible Preferred Stock, $0.001 par value; 4,315,216 shares authorized, 2,522,554 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	3,478	—

Series C-1 Convertible Preferred Stock, $0.001 par value; 3,250,000 shares authorized, 2,180,633 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	2,085	—

Series D Convertible Preferred Stock, $0.001 par value; 3,999,999 shares authorized, 1,313,604 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	2,254	—

Series E Convertible Participating Preferred Stock, $0.001 par value; 5,454,545 shares authorized, 5,454,545 issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	71,942	—

Total convertible preferred stock	80,954	—

Stockholders’ equity:

Common stock, $.001 par value, 90,000,000 shares authorized, 12,276,765 issued and outstanding; 200,000,000 shares authorized, 55,299,907 issued and outstanding, pro forma(1)	13	55
Additional paid-in capital	7,612	132,709
(Accumulated deficit) retained earnings	(70,220)	(70,485)

Total stockholders’ equity	18,359	62,279

Total capitalization	$36,848	$62,283

(1)	Assumes a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering.

(2)	The following table presents a reconciliation of adjusted net income to net income, the most comparable GAAP measure, for each of the periods indicated:

	2009 Quarter Ended					2010 Quarter Ended
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total	Mar. 31,
	(unaudited)
	(in thousands)

Net income	$4,046	$413	$4,793	$4,967	$14,219	$8,264
Stock-based customer acquisition expense	619	1,050	227	489	2,385	1,801
Stock-based compensation expense—ISO	112	140	152	206	610	437
Stock-based compensation expense—NQO	181	189	189	218	777	412
Milestone bonus expense	150	150	375	419	1,094	—
Amortization of intangibles	76	143	86	405	710	767
Amortization of finance costs	22	22	32	37	113	51

Total pre-tax adjustments	1,160	1,694	1,061	1,774	5,689	3,468
Tax rate	35.9%	35.9%	35.9%	35.9%	35.9%	38.5%
Tax adjustment	376	558	326	563	1,823	1,167

Adjusted net income	$4,830	$1,549	$5,528	$6,178	$18,085	$10,565

See “Summary—Summary Consolidated Financial Data” for definition of adjusted net income.

Liquidity and Capital Resources

Sources of Liquidity

Our primary sources of liquidity are cash flows from operations and borrowings under our Credit Facility. As of March 31, 2010, we had $10.6 million in cash and cash equivalents and $14.5 million available under our Credit Facility. Our primary liquidity requirements are for working capital, capital expenditures, product development expenses and general corporate needs. As of March 31, 2010, we had negative working capital of $19.8 million, which resulted primarily from the $10.5 million of outstanding borrowings under our Credit Facility and the $8.0 million acquisition payable related to our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009.

We intend to use $10.5 million of the net proceeds we receive from this offering for the repayment of amounts outstanding under our Credit Facility, and $8.25 million to satisfy our post-closing obligations under the CASHNet stock purchase agreement. We intend to use the remaining net proceeds we receive from this offering to further our strategic objectives and for general corporate purposes. See “Use of Proceeds.”

Senior Secured Revolving Credit Facility

Higher One, Inc. entered into a senior secured revolving credit facility dated as of August 26, 2008 that was subsequently amended as of July 15, 2009 and November 19, 2009. We refer to the credit facility, as amended, as the Credit Facility. Higher One, Inc. is the borrower under the Credit Facility and each of Higher One Holdings, Inc. and Higher One Machines, Inc. guaranteed Higher One, Inc.’s obligations thereunder. We refer to these guarantors, together with Higher One, Inc., as the Loan Obligors.

from operations, together with our existing liquidity sources and the net proceeds from this offering, will be sufficient to fund our operations and anticipated capital expenditures over at least the next 24 months.

Financing Activities

Net cash used in financing activities was $7.2 million for the three months ended March 31, 2010 compared to $3.5 million during the same period of 2009. Net cash used in financing activities for the three months ended March 31, 2010 primarily related to the reduction of outstanding debt under our credit facility, which was partially offset by proceeds received from the exercise of employee stock option. Net cash used in financing activities was less than $0.1 million for the year ended December 31, 2009, $14.9 million for the year ended December 31, 2008 and $0.2 million for the year ended December 31, 2007. Net cash used in financing activities for 2009 primarily related to repayments under our Credit Facility, partially offset by proceeds from the issuance of debt and from notes payable relating to borrowings under this Credit Facility. Net cash used in financing activities for 2008 primarily related to the completion of our tender offer to purchase certain outstanding capital stock in August 2008, which was partially offset by the proceeds from our sale of preferred stock in August 2008 and borrowings under our Credit Facility. We did not have any significant financing activities in 2007.

Contractual Obligations

The following table summarizes our contractual obligations as of March 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	5+ Years
	(in thousands)
Long-term debt obligations(1)(2)	$10,500	$10,500	$0	$0	$0
Operating lease obligations(3)	1,633	1,094	537	2	0

Total contractual obligations(4)	$12,133	$11,594	$537	$2	$0

(1)	As of March 31, 2010, we had $10.5 million outstanding under our Credit Facility. The loans drawn under the Credit Facility are payable in a single maturity on December 31, 2010. We intend to use $10.5 million of the net proceeds of this offering for the repayment of the amounts outstanding under our Credit Facility.
(2)	Excludes estimated interest payments on amounts outstanding under the Credit Facility, which accrue interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 1.75% and 3.75% per annum (depending on Higher One, Inc.’s funded debt to EBITDA ratio). The average effective interest rate on the loans drawn under the Credit Facility for the year ended December 31, 2009 was 2.4%.
(3)	We lease certain property in New Haven, Connecticut and Alameda, California under non-cancelable operating leases. The lease in New Haven is currently due to expire on July 31, 2011 and the lease in Alameda is due to expire on April 30, 2010. The leases generally contain renewal provisions for varying periods of time. We have extended the lease in Alameda to July 31, 2010, at which time we intend to relocate the office to another location in Alameda or Oakland, California.
(4)	Excludes the use of $8.25 million of the net proceeds of this offering that we intend to use to satisfy our post-closing obligations under the CASHNet stock purchase agreement dated November 19, 2009.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of May 1, 2010 (unless otherwise indicated) regarding the beneficial ownership of our common stock (i) immediately prior to and (ii) as adjusted to give effect to this offering by:

•	each selling stockholder;

•	each person or group who is known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our named executive officers;

•	each of our directors and each director nominee; and

•	all of the executive officers, directors and each director nominee as a group.

“Beneficial ownership” for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities or has the right to acquire such powers within 60 days. The information does not necessarily indicate beneficial ownership for any other purpose, including economic interest. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. For purposes of the calculations in the table below, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person which may be exercised within 60 days after May 1, 2010. For purposes of calculating each person’s percentage ownership, shares of common stock issuable pursuant to stock options exercisable within 60 days after May 1, 2010 are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The table below assumes the underwriters do not exercise their option to purchase additional shares.

For purposes of the table below, we have assumed a 3-for-1 stock split of our common stock subject to and contingent upon the consummation of this offering. Applicable percentage ownership prior to this offering is based on 51,670,890 shares of common stock outstanding on May 1, 2010, which gives effect to the conversion of each share of our preferred stock (including 417,049 shares of series A preferred stock, 1,086,784 shares of series B preferred stock, 2,522,554 shares of series C preferred stock, 2,180,633 shares of series C-1 preferred stock, 1,313,604 shares of series D preferred stock, and 5,454,545 shares of series E preferred stock) into one share of common stock. Each series of our preferred stock will convert automatically upon the consummation of this offering. Applicable percentage ownership after this offering is based on 55,317,703 shares of common stock outstanding upon the completion of this offering.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned Prior to this Offering			Number of Shares of Common Stock Offered		Shares Beneficially Owned After this Offering
	Number(2)		Percentage			Number(2)		Percentage
5% Stockholders
Lightyear Capital	16,363,635	(3)	31.7%	3,478,260	(39)	12,885,375	(46)	23.3%
Club Circle Partners	3,777,681	(4)	7.3%	656,988		3,120,693		5.6%
North Hill Ventures II, L.P.	3,628,800	(5)	7.0%	23,039	(40)	3,152,707	(47)	5.7%
Hanseatic Americas LDC	3,447,855	(6)	6.7%	999,378	(41)	2,448,477		4.4%
Kevin Jones	2,970,000	(7)	5.7%	—		2,970,000		5.4%
Executive Officers and Directors
Dean Hatton	2,089,131	(8)	3.9%	402,000		1,682,042	(48)	3.0%
Mark Volchek	2,802,396	(9)	5.4%	525,000		2,277,396	(49)	4.1%
Miles Lasater	2,802,396	(10)	5.4%	433,695	(42)	2,368,701	(50)	4.2%
Casey McGuane	506,013	(11)	*	103,166		401,801	(51)	*
Robert Reach	176,610	(12)	*	44,575		131,125	(52)	*
Paul Biddelman	3,476,655	(6)(13)	6.7%	999,378	(41)	2,477,277	(53)	4.5%
David Cromwell	834,936	(14)	1.6%	350,494	(43)	484,442	(54)	*
Stewart Gross	16,363,635	(3)	31.7%	3,478,260	(39)	12,885,375	(46)	23.3%
Shamez Kanji	3,628,800	(5)	7.0%	23,039	(40)	3,332,689	(55)	6.0%
Patrick McFadden	78,381	(15)	*	—		78,381		*
Charles Moran	157,581	(16)	*	—		157,581		*
All executive officers and directors as a group (11 persons)	32,916,534	(3)(5) (6)(8) (9)(10) (11)(12) (13)(14) (15)(16)	59.6%			26,277,050	(46)(47) (48)(49) (50)(51) (52)(53) (54)(55)	45.1%
Other Selling Stockholders
Webster Financial Corporation	1,200,000	(17)	2.32%	652,174		547,826		*
Marnat LP	565,506	(18)	1.09%	483,049		82,457		*
Sean P. Glass Revocable Trust	2,370,834	(19)	4.59%	444,278		1,926,556		3.5%
GML Investment Partnership No. 1, L.P.	1,881,816	(20)	3.64%	716,093	(44)	1,165,723	(55)	2.1%
Sachem Ventures, LLC	834,936	(14)	1.6%	350,494	(43)	484,442	(54)	*
Inter-Atlantic Fund, L.P.	780,000	(21)	1.5%	339,130		440,870		*
David Cohen	601,533	(22)	1.2%	173,913		427,620		*
Donald R. Cooper	187,500	(23)	*	163,043		24,457		*
Peter Glass Grantor – Retained Annuity Trust	272,028	(24)	*	156,522		115,506		*
LBB Capital Partners, LP	300,000	(25)	*	130,435		169,565		*
B. Lance Sauerteig	141,429	(26)	*	122,982		18,447		*
Michael Palitz	300,000	(27)	*	78,261		221,739		*
Robert L. Fiscus	88,800	(28)	*	77,217		11,583		*
Judith Lasater	343,995	(29)	*	74,782		209,388		*
Jerome Capital, LLC	165,882	(30)	*	72,123		93,759		*
Geraldine A. Herbert Revocable Trust	108,351	(31)	*	65,953		42,398		*
John W. Herbert Revocable Trust	108,351	(32)	*	65,953		42,398		*
William J. Downes and Laura B. Downes	335,400	(33)		65,217	(45)	270,183	(57)	*
Christopher Getman	75,540	(34)	*	61,339		14,201		*
Ike Lasater	343,995	(29)	*	59,825		209,388		*
Amer Rehman	209,091	(35)	*	54,545		154,546		*
ESearchGroup	180,000	(36)	*	31,304		148,696		*
Paul C. Settelmeyer	218,391	(37)	*	15,992		202,399		*
Charles K. Lasater	84,996		*	14,782		70,214		*
Inter-Atlantic Management Services LLC	13,599	(38)	*	6,757		6,842		*
Dean D. McCormick II	15,000		*	3,913		11,087		*

*	Less than one percent (1%)

(1)	The addresses for the listed beneficial owners are as follows: for Lightyear Capital, 375 Park Avenue, Floor 11, New York, NY, 10152; for Club Circle Partners, 780 N. Water Street, Milwaukee, Wisconsin 53202; for North Hill Ventures II, L.P., c/o Shamez Kanji, 10 Post Office Square, 11th Floor, Boston, Massachusetts 02109; for Hanseatic Americas LDC, c/o Paul Biddelman, 450 Park Ave, Suite 2302, New York, New York 10022; for Kevin Jones, c/o Evisions, 752 Rodeo Circle, Orange, California 92869; and for each director, executive officer, or other selling stockholder, c/o Higher One Holdings, Inc., 25 Science Park, New Haven, Connecticut 06511.
(2)	Includes options held by each shareholder, if any, that are currently exercisable or will become exercisable within 60 days.
(3)	Gives effect to the conversion of 5,427,272 shares of series E preferred stock held by Lightyear Fund II, L.P. and 27,273 shares of series E preferred stock held by Lightyear Co-Invest Partnership II, L.P. into 16,363,635 shares of common stock. Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P. are funds advised by Lightyear Capital LLC. Stewart Gross is a managing director and member of the investment committee of Lightyear Capital LLC. Mr. Gross may be deemed to be the beneficial owner of shares owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P. Mr. Gross disclaims beneficial ownership of any securities owned by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., except to the extent of his pecuniary interest therein. As the general partner of both Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., Lightyear Fund II GP, L.P. may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP, L.P., Lightyear Fund II GP Holdings, LLC may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, LLC, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, LLC, Chestnut Venture Holdings, LLC may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, LLC, Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP, L.P., Lightyear Fund II GP Holdings, LLC, Marron & Associates, LLC, Chestnut Venture Holdings, LLC, and Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II, L.P. and Lightyear Co-Invest Partnership II, L.P., except to the extent of its or his pecuniary interest in such shares. Lightyear Fund II, L.P. is the majority shareholder of Cetera Financial Holdings, Inc., which is the holding company for the following four broker-dealers: Financial Network Investment Corporation, Multi-Financial Securities Corporation, PrimeVest Financial Services, Inc. and Guaranty Brokerage Services, Inc.
(4)	Gives effect to the conversion of 7,068 shares of series B preferred stock, 825,000 shares of series C preferred stock, 178,588 shares of series C-1 preferred stock, and 248,571 shares of series D preferred stock into 3,777,681 shares of common stock. Henry G. “Gus” Fuldner, a partner and the manager of Club Circle Partners, holds sole voting and dispositive power over the securities held by Club Circle Partners. Mr. Fuldner disclaims beneficial ownership of the securities held by Club Circle Partners, except to the extent of his pecuniary interest therein. Mr. Fuldner has observer rights on the board.
(5)	Gives effect to the conversion of 1,200,000 shares of series C-1 preferred stock held by North Hill Ventures II, L.P. into 3,600,000 shares of common stock and includes 28,800 options to purchase common stock exercisable within 60 days after December 31, 2009 held by North Hill Ventures II, L.P. North Hill Ventures GP II, LLC is the general partner and manages North Hill Ventures II, L.P. Shamez Kanji and Brett Rome are the two managing members of North Hill Ventures GP II, LLC. Messrs. Kanji and Rome share voting and/or dispositive rights power over the securities held by North Hill Ventures II, L.P. Mr. Kanji may be deemed to be the beneficial owner of shares owned by North Hill Ventures II, L.P.
(6)	Gives effect to the conversion of 750,714 shares of series C preferred stock, 250,000 shares of series C-1 preferred stock, and 148,571 shares of series D preferred stock held by Hanseatic Americas LDC into 3,447,855 shares of common stock. Paul Biddelman is president of Hanseatic Corporation, the manager of Hanseatic Americas LDC, and president of Hanseatic Americas LDC. Mr. Biddelman and Wolfgang Traber share voting and/or dispositive power over the securities held by Hanseatic Americas LDC. Mr. Biddelman may be deemed to be the beneficial owner of shares owned by Hanseatic Americas LDC.
(7)	Includes 2,970,000 shares held in escrow and subject to our right to repurchase under certain conditions as set forth in an intellectual property purchase agreement between Kevin Jones and the company. See “Certain Relationships and Related Party Transactions—EduCard Transaction”.
(8)	Includes 315,471 shares of common stock and 1,773,660 options to purchase common stock exercisable within 60 days after May 1, 2010.
(9)	Includes 2,350,836 shares of common stock and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010.
(10)	Includes 2,050,836 shares of common stock held by Miles Lasater, 300,000 shares of common stock held by the Miles Hanson Lasater 2009 GRAT and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Miles Lasater. Miles Lasater is married to Glyn Elizabeth Lasater, who is the trustee of the Miles Hanson Lasater 2009 GRAT. Mr. Lasater may be deemed to be the beneficial owner of shares owned by the Miles Hanson Lasater 2009 GRAT.
(11)	Includes 11,952 shares of common stock and 494,061 options to purchase common stock exercisable within 60 days after May 1, 2010.
(12)	Includes 1,299 shares of common stock and 175,311 options to purchase common stock exercisable within 60 days after May 1, 2010.
(13)	Includes 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010.

(14)	Includes 806,136 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Sachem Ventures, LLC. David Cromwell is the president of Hillhouse Advisors, Inc., which is the Managing Member of Sachem Ventures, LLC, and Mr. Cromwell controls the voting of shares held by Sachem Ventures, LLC. Mr. Cromwell may be deemed to be the beneficial owner of shares owned by Sachem Ventures, LLC. Mr. Cromwell disclaims beneficial ownership of any securities owned by Sachem Ventures, LLC.
(15)	Includes 78,381 options to purchase common stock exercisable within 60 days after May 1, 2010.
(16)	Includes 142,998 shares of common stock and 14,583 options to purchase common stock exercisable within 60 days after May 1, 2010.
(17)	Gives effect to the conversion of 400,000 shares of series C-1 preferred stock into 1,200,000 shares of common stock. Gerard P. Plush, senior executive vice president and chief financial officer/chief risk officer of Webster Financial Corporation, holds voting and dispositive power over the securities held by Webster Financial Corporation.
(18)	Gives effect to the conversion of 40,984 shares of series A preferred stock, 137,500 shares of series B preferred stock and 10,018 shares of series D preferred stock into 565,506 shares of common stock. Nathaniel Woodson holds voting and dispositive power over the securities held by Marnat LP.
(19)	Sean P. Glass, as the trustee of the Sean P. Glass Revocable Trust, holds voting and dispositive power over the securities held by the Sean P. Glass Revocable Trust.
(20)	Gives effect to the conversion of 500,000 shares of series B preferred stock, 50,000 shares of series C preferred stock and 77,272 shares of series D preferred stock into 1,881,816 shares of common stock. Garland M. Lasater Jr., Garland M. Lasater III, Edward C. Lasater II and Mollie Lasater, through Humble Court, LLC, share voting and dispositive power over the securities held by GML Investment Partnership No. 1, L.P.
(21)	Gives effect to the conversion of 260,000 shares of series D preferred stock into 780,000 shares of common stock. Andrew Lerner, Brett Baris, Frederick Hammer and Robert Lichten share voting and dispositive power of the securities held by Inter-Atlantic Fund, L.P.
(22)	Gives effect to the conversion of 80,250 shares of series C preferred stock, 20,261 shares of series C-1 preferred stock and 100,000 of series D preferred stock into 601,533 shares of common stock.
(23)	Gives effect to the conversion of 62,500 shares of series B preferred shares into 187,500 shares of common stock.
(24)	Gives effect to the conversion of 46,439 shares of series A preferred stock, 27,500 shares of series B preferred stock, 1,443 shares of series C preferred stock and 15,294 shares of series C-1 preferred stock held by Peter Glass Grantor – Retained Annuity Trust into 272,028 shares of common stock. Sabrina U. Glass holds the voting and dispositive power over the securities held by Peter Glass Grantor – Retained Annuity Trust.
(25)	Gives effect to the conversion of 100,000 shares of series B preferred stock into 300,000 shares of common stock. Tom H. Sharpe holds voting and dispositive power over the securities held by LBB Capital Partners, LP.
(26)	Gives effect to the conversion of 47,143 shares of series C preferred stock into 141,429 shares of common stock.
(27)	Gives effect to the conversion of 100,000 shares of series D preferred stock into 300,000 shares of common stock.
(28)	Gives effect to the conversion of 29,600 shares of series B preferred stock into 88,800 shares of common stock.
(29)	Gives effect to the conversion of 66,114 shares of series A preferred stock held by Ike Lasater, 8,467 shares of series A preferred stock held by Judith H. Lasater, and 40,084 shares of series B stock held by Judith H. Lasater into 343,995 shares of common stock. Judith H. Lasater and Ike Lasater may be deemed to be the beneficial owner of shares owned by the other.
(30)	Gives effect to the conversion of 55,294 shares of series A preferred stock into 165,882 shares of common stock. Halley Faust holds voting and dispositive power over the securities held by Jerome Capital, LLC.
(31)	Gives effect to the conversion of 20,492 shares of series A preferred stock and 15,625 shares of series B preferred stock into 108,351 shares of common stock. John W. and Geraldine A. Herbert, co-trustees of the Geraldine A. Herbert Revocable Trust, share voting and dispositive power over the securities held by the Geraldine A. Herbert Revocable Trust.
(32)	Gives effect to the conversion of 20,492 shares of series A preferred stock and 15,625 shares of series B preferred stock into 108,351 shares of common stock. John W. and Geraldine A. Herbert, co-trustees of the John W. Herbert Revocable Trust, share voting and dispositive power over the securities held by the John W. Herbert Revocable Trust.
(33)	Gives effect to the conversion of 25,000 shares of series B preferred stock held by William J. Downes and Laura B. Downes as joint tenants with right of survivorship into 75,000 shares of common stock, 50,000 shares of series B preferred stock held by RBC Capital Markets Corp custodian for William J. Downes IRA into 150,000 shares of common stock and 36,800 shares of series C preferred stock held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA into 110,400 shares of common stock. William J. Downes holds voting and dispositive power over the securities held by RBC Capital Markets Corp custodian for William J. Downes IRA. Laura B. Downes holds voting and dispositive power over the securities held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA. William J. Downes and Laura B. Downes may be deemed to be the beneficial owners of shares owned by RBC Capital Markets Corp custodian for William J. Downes IRA and RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA.
(34)	Gives effect to the conversion of 25,180 shares of series B preferred stock into 75,540 shares of common stock.
(35)	Gives effect to the conversion of 58,000 shares of series C preferred stock and 11,697 shares of series C-1 preferred stock into 209,091 shares of common stock.
(36)	Includes 180,000 shares of common stock. Ronald R. Evans holds voting and dispositive power over the securities held by ESearchGroup.
(37)	Gives effect to the conversion of 32,500 shares of series C preferred stock, 11,697 shares of series C-1 preferred stock and 28,600 shares of series D preferred stock into 218,391 shares of common stock.
(38)	Andrew Lerner, Brett Baris, Frederick Hammer and Robert Lichten share voting and dispositive power over the securities held by Inter-Atlantic Management Services LLC.
(39)	Represents 3,460,869 shares sold by Lightyear Fund II. L.P. and 17,391 shares sold by Lightyear Co-Invest Partnership II, L.P.
(40)	Subsequent to May 1, 2010, North Hill Ventures II, L.P. distributed shares of preferred stock to its partners. The amount sold represents 2,006 shares sold by North Hill Ventures GP II, L.P., 7,990 shares sold by Brett Rome and 13,043 shares sold by Benjamin Malka.

117.1

(41)	Represents 999,378 shares sold by Hanseatic Americas LDC.
(42)	Represents 394,565 shares sold by Miles Lasater and 39,130 shares sold by the Miles Hanson Lasater 2009 GRAT.
(43)	Represents 350,494 shares sold by Sachem Ventures, LLC.
(44)	Subsequent to May 1, 2010, GML Investment Partnership No. 1, L.P., distributed shares of preferred stock to its partners. The amount sold represents 360,866 shares sold by GML Investment Partnership No. 1, L.P., 52,174 shares sold by Garland M. Lasater III, 29,429 shares sold by Edward C. Lasater II, 130,435 shares sold by the Edward C. Lasater II 1995 GST Exempt Trust (over whose shares Edward A. Lasater has sole voting and dispositive power), 130,435 shares sold by the Garland M. Lasater III 1995 GST Exempt Trust (over whose shares Edward A. Lasater has sole voting and dispositive power) and 12,754 shares sold by Humble Court, LLC.
(45)	Represents 65,217 shares sold by William J. Downes and Laura B. Downes as joint tenants with right of survivorship.
(46)	Includes 12,820,947 shares of common stock held by Lightyear Fund II, L.P. and 64,428 shares of common stock held by Lightyear Co-Invest Partnership II, L.P.
(47)	Includes 3,102,846 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by North Hill Ventures II, L.P. and 21,061 shares of common stock held by North Hill Ventures GP II, LLC.
(48)	Includes 315,471 shares of common stock and 1,366,571 options to purchase common stock exercisable within 60 days after May 1, 2010.
(49)	Includes 1,825,836 shares of common stock and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010.
(50)	Includes 1,656,271 shares of common stock held by Miles Lasater, 260,870 shares of common stock held by the Miles Hanson Lasater 2009 GRAT and 451,560 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Miles Lasater.
(51)	Includes 5,202 shares of common stock and 396,599 options to purchase common stock exercisable within 60 days after May 1, 2010.
(52)	Includes 1,299 shares of common stock and 129,826 options to purchase common stock exercisable within 60 days after May 1, 2010.
(53)	Includes 2,448,477 shares of common stock held by Hanseatic Americas LDC and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010.
(54)	Includes 455,642 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by Sachem Ventures, LLC.
(55)	Includes 3,102,846 shares of common stock and 28,800 options to purchase common stock exercisable within 60 days after May 1, 2010 held by North Hill Ventures II, L.P., 21,061 shares of common stock held by North Hill Ventures GP II, LLC and 179,982 shares of common stock held by Shamez Kanji.
(56)	Includes 54,130 shares of common stock held by GML Investment Partnership No. 1, L.P., 241,190 shares of common stock held by Garland M. Lasater III, 263,935 shares of common stock held by Edward C. Lasater II, 162,929 shares of common stock held by the Edward C. Lasater II 1995 GST Exempt Trust, 162,929 shares of common stock held by the Garland M. Lasater III 1995 GST Exempt Trust, 1,913 shares of common stock held by Humble Court, LLC and 278,697 shares of common stock held by the Lasater Family Trust.
(57)	Includes 9,783 shares of common stock held by William J. Downes and Laura B. Downes as joint tenants with right of survivorship, 150,000 shares of common stock held by RBC Capital Markets Corp custodian for William J. Downes IRA and 110,400 shares of common stock held by RBC Dain Rauscher Inc. custodian for Laura B. Downes IRA.

117.2

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Upon consummation of this offering, we will have 55,317,703 shares of common stock outstanding, assuming no exercise of outstanding options. All of the 14,250,000 shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. Except as set forth below, the remaining              shares of common stock held by our existing stockholders outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will be available for sale in the public market roughly as follows:

•	shares of common stock will be eligible for sale upon the expiration of the lock-up agreements, 180 days after the date of this prospectus;

•

             shares of common stock will be “restricted securities,” as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rules 144 and 701 under the Securities Act, which rules are summarized below; and

•	shares of common stock will be eligible for immediate sale upon the completion of this offering.

Rule 144

The SEC adopted amendments to Rule 144, which became effective on February 15, 2008. Under these amendments, persons who are beneficial owners of shares of our common stock that are “restricted securities” at the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

DESCRIPTION OF CAPITAL STOCK

General

We were incorporated in Delaware in 2008 and, subject to stockholder approval, plan to amend and restate our certificate of incorporation and our bylaws prior to the consummation of this offering. Unless otherwise indicated, all information in this prospectus assumes that our stockholders have approved and that we have adopted these amendments. The following discussion is a summary of the terms of our capital stock, our certificate of incorporation and our bylaws following these amendments, as well as certain applicable provisions of Delaware law. Forms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect following this offering have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Upon the consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, which will have a par value of $.001 per share. Following the consummation of this offering, we will have 55,317,703 shares of common stock outstanding. Prior to this offering, as of March 31, 2010, there were 47 holders of our common stock; 16 holders of series A convertible preferred stock that is convertible into our common stock; 20 holders of series B convertible preferred stock that is convertible into our common stock; 24 holders of series C convertible preferred stock that is convertible into our common stock; 15 holders of series C-1 convertible preferred stock that is convertible into our common stock; 14 holders of series D convertible preferred stock that is convertible into our common stock; and 2 holders of series E convertible preferred stock that is convertible into our common stock.

Holders of common stock will be entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. In addition, holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

In the event of any reorganization of Higher One Holdings, Inc. with one or more corporations or a merger or share exchange of Higher One Holdings, Inc. with another corporation in which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property, including cash, all holders of our common stock will be entitled to receive with respect to each share held the same kind and amount of shares of stock and other securities and property, including cash. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Our outstanding shares of common stock, including the shares offered by us in this offering, when issued and paid for, are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the consummation of this offering, our certificate of incorporation will authorize the issuance of an aggregate of 20,000,000 shares of preferred stock. Prior to the consummation of this offering, there were 417,049 shares of our series A convertible preferred stock outstanding; 1,086,784 shares of

UNDERWRITING

We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. is the representative of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
UBS Securities LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
William Blair & Company, L.L.C.
JMP Securities LLC

Total	14,250,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 2,137,500 shares from us and the selling stockholders. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by Higher One Holdings, Inc.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, and holders of substantially all of the company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representative. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (i) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (ii) prior to the expiration of the 180-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representative. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list the common stock on the New York Stock Exchange under the symbol “ONE”.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us and the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these

Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The principal underwriters do not intend to act with discretion in allocating shares to accounts.

The company and the selling stockholders estimate that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $2.0 million. The underwriters have agreed to reimburse Higher One Holdings, Inc. for $250,000 of expenses in connection with this offering.

The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

14,250,000 Shares

Higher One Holdings, Inc.

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

UBS Investment Bank

Piper Jaffray	Raymond James	William Blair & Company

JMP Securities

We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date of this prospectus.

Through and including                     , 2010 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.